FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of July, 2002


                         Brazilian Distribution Company
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                              -------------------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X   Form 40-F
                                     ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes    No X
                                   ---   ---

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[Grupo Pao De Acucar Logo]                                           Page 1 of 2
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                  Companhia Brasileira de Distribuicao (CBD)
                         Announces June 2002 Net Sales

Sao Paulo, Brazil, July 17, 2002 - Companhia Brasileira de Distribuicao (NYSE [CBD]; BOVESPA [PCAR4]) today announced preliminary, non-audited June 2002 net sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.

In June 2002, gross sales of Companhia Brasileira de Distribuicao totaled R$
806.3 million, accumulating R$ 5.0 billion in the semester. Total net sales in June reached R$ 682.1 million, presenting a 12.8% growth compared to the same period in 2001. In the first semester of 2002, net sales totaled R$ 4.3 billion, a 9.6% growth compared to the same period in 2001.

Same store sales presented a 3.3% growth in June compared to the same period in 2001. In the first semester of 2002, same store sales presented a 0.9% growth.

                                [OBJECT OMITTED]

                                Sales Peformance


              Jan    Feb    Mar    Apr   May   Jun   Jul    Aug    Sept   Oct    Nov   Dec   Jan   Feb    Mar   Apr    May    Jun
              /01    /01    /01    /01   /01   /01   /01    /01    /01    /01    /01   /01   /02   /02    /02   /02    /02    /02
Same
  stores      1.1%   3.1%   0.7%   1.9% -0.1% -2.5% -9.9%  -5.8%  -4.9%  -6.6%  -3.5% -2.8% -1.4% -2.8%   7.1% -7.8%   7.2%   3.3*%

Total
  stores     19.1%  22.9%  20.2%  14.4%  6.6%  4.0% -6.7%  -4.8%  -3.0%  -3.6%   2.8%  4.1%  5.9%  4.8%  15.7%  1.5%  17.3%  12.8%


Note: Same store sales figures include only the stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales in June 2002 presented a 7.8% growth compared to the same period in 2001. Same store sales performance was -4.0%.

We would like to emphasize that CBD attained a positive performance even though there was a decrease in the consumer's confidence level as a result of the instability in the political and economic scenarios during this period. In June, same store sales performance of food and non-food products presented growth rates of 2.3% and 6.1%, respectively, compared to the same period in the previous year.

As part of our expansion plan, we opened 2 Pao de Acucar stores in June, one in Curitiba (state of Parana) and another one in Brasilia (Distrito Federal). At the end of the month we announced the re-incorporation of 12 stores formerly operated by the Comprebem chain in the state of Pernambuco. The stores of the Comprebem chain add 11,840 m2 in sales area, with annual gross sales estimated at R$ 122.2 million. It is important to mention that this reintegration will provide us the basis on which we will develop the future expansion of the Barateiro format in the northeast region of Brazil.

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[Grupo Pao De Acucar Logo]                                           Page 2 of 2
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We would also like to highlight the acquisition of the Se Supermercados chain
(informed in a public announcement dated July 1st, 2002), which became part of our store basis on July 1st, 2002. This acquisition added 60 stores, all of them in the state of Sao Paulo, with approximately 96,000 m2 of sales area and gross sales of R$ 1.0 billion in 2001, according to ABRAS (Brazilian Association of Supermarkets).

With the addition of those 72 stores sales, CBD's sales growth in the first semester of 2002 would have increased by approximately 20.4% compared to the same period in 2001.

All the stores of the Comprebem and Se Supermercados chains will be converted into CBD's operational standards (banners). Those new stores consolidate CBD's leadership and strengthen its market share gain in the Brazilian retail market. Thus, we also emphasize our trust in the potential of the national market and in the gradual recovery of the Brazilian economy.


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
COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)     THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                            Doris Pompeu
Investor Relations Manager                     Phone: (11) 3848 0887 ext. 208
Phone: (11) 3886 0421 Fax: (11) 3884 2677      E-mail: doris.pompeu@thomsonir.com.br
E-mail: pa.relmerc@paodeacucar.com.br                  -----------------------------
        ------------------------------

                   Website: http://www.grupopaodeacucar.com.br
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


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  The statements contained in this release referring to the perspective for the
  Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: July 19, 2002                  By: /s/ Augusto Marques da Cruz Filho
                                         ---------------------------------
                                     Name: Augusto Marques da Cruz Filho
                                     Title: Chief Financial Officer


                                     By: /s/ Aymar Giglio Junior
                                         ---------------------------------
                                     Name: Aymar Giglio Junior
                                     Title: Investor Relations Officer